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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10 )*

WM. WRIGLEY JR. COMPANY
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
982526 10 5
(CUSIP Number)
Marshall E. Eisenberg, Esq.
Neal, Gerber & Eisenberg LLP
Two North LaSalle Street
Chicago, Illinois 60602
(312) 269-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 31, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	982526 10 5	Page	2	of	5

1	NAMES OF REPORTING PERSONS: William Wrigley, Jr.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		Has sole voting power over 9,672,318 shares of Common Stock and 23,880,302 shares of Class B Common Stock. Each share of Common Stock is entitled to one vote per share while each share of Class B Common Stock is entitled to ten votes per share. Each share of Class B Common Stock is convertible into Common Stock.

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		Has sole dispositive power over 8,712,318 shares of Common Stock and 23,040,302 shares of Class B Common Stock.

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

33,552,620 shares of which 23,880,302 shares are Class B Common Stock convertible into Common Stock.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.1% of Common Stock; 27.0% of Class B Common Stock; pursuant to Rule 13d-3(d)(1)(i)(B) deemed to own 15.8% of the issued and outstanding Common Stock.

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP NO. 982526 10 5	13D	Page 3 of 5 Pages

     Except as specifically amended hereby, all other provisions of Mr. Wrigley, Jr.’s Schedule 13D filed on April 8, 1999, as amended by Amendment Nos. 1-9, remain in full force and effect. Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in such Schedule 13D.

Item 4. Purpose of Transaction.

     Effective on May 31, 2006, Mr. Wrigley, Jr. resigned as trustee or co-trustee, as the case may be, of trusts for the benefit of certain members of his family. As a result of the resignations, Mr. Wrigley, Jr. no longer has voting or dispositive power over an aggregate of 4,580,184 shares of Common Stock and 4,388,103 shares of Class B Common Stock held by such trusts.

Item 5. Interest in Securities of the Issuer.

     (a) Mr. Wrigley, Jr. is the beneficial owner (prior to the disclaimer of beneficial interest as described herein) of 9,672,318 shares of Common Stock, representing 5.1% of the issued and outstanding shares of Common Stock, and 23,880,302 shares of Class B Common Stock, representing 27.0% of the issued and outstanding shares of Class B Common Stock. Of these Shares, Mr. Wrigley, Jr. disclaims any beneficial interest in 8,785,647 shares of Common Stock and 8,239,576 shares of Class B Common Stock. Shares of Class B Common Stock are entitled to ten votes per share, are subject to restrictions on transfer and are convertible at any time at the option of the holder into shares of Common Stock on a share-for-share basis. Pursuant to Rule 13d-3(d)(1)(i)(B) under the Securities Exchange Act of 1934, Mr. Wrigley, Jr. is deemed to beneficially own 33,552,620 shares of Common Stock, representing 15.8% of the issued and outstanding shares of Common Stock, after giving effect to the assumed conversion by Mr. Wrigley, Jr. of the shares of Class B Common Stock (but not giving effect to the assumed conversion of the other outstanding shares of Class B Common Stock). Assuming conversion of all outstanding shares of Class B Common Stock (including those beneficially owned by Mr. Wrigley, Jr.) the 33,552,620 shares of Common Stock deemed beneficially owned by Mr. Wrigley, Jr. would represent 12.1% of the deemed issued and outstanding shares of Common Stock. The ownership percentages set forth herein are based upon 188,937,249 shares of Common Stock and 88,562,539 shares of Class B Common Stock outstanding as of May 1, 2006, as reported in the Company’s Form 10-Q for the fiscal quarter ended March 31, 2006.

     (b) The number of shares as to which Mr. Wrigley, Jr. has the sole power to vote or to dispose, or the shared power to vote or to dispose is as follows:

Sole voting power:	9,672,318 shares of Common Stock 23,880,302 shares of Class B Common Stock

Shared voting power:	0

Sole dispositive power:	8,712,318 shares of Common Stock 23,040,302 shares of Class B Common Stock

Shared dispositive power:	0

     (c)  See response to Item 4 above.

CUSIP NO. 982526 10 5	13D	Page 4 of 5 Pages

     (d)  Both Mr. Wrigley, Jr. and his brother, Philip K. Wrigley, have an economic interest in and the right to receive dividends from, or the proceeds from the sale of, certain Shares as beneficiaries of various trusts over which Mr. Wrigley, Jr. is a trustee. Santa Catalina Island Company, a Delaware corporation (“SCI Co.”), has an economic interest in and the right to receive dividends from, or the proceeds from the sale of, certain Shares owned by SCI Co. over which Mr. Wrigley, Jr. holds an irrevocable proxy to vote such Shares (but over which Mr. Wrigley, Jr. has no investment or dispositive power).

     (e)  Not applicable.

CUSIP NO. 982526 10 5	13D	Page 5 of 5 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2006

/s/ William Wrigley, Jr.
William Wrigley, Jr.